Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Report prepared by Apsis Consultoria Empresarial Ltda. regarding the appraisal of net equity value at market price per share of União Terminais e Armazéns Gerais Ltda and Lexington Participações Ltda.

REPORT:	RJ-0284/08-01A

BASE DATE:	October 31, 2008

APPLICANTS:
TERMINAL QUÍMICO DE ARATU S/A - TEQUIMAR, with head office located at Via Matoim, s/nº, Porto de Aratu, Candeias, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 14.688.220/0001-64, hereinafter called TEQUIMAR; and

ULTRAPAR PARTICIPAÇÕES S.A., with head office located at Av. Brigadeiro Luiz Antonio, nº. 1.343, 9º andar, São Paulo, State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 33.256.439/0001-39, hereinafter called ULTRAPAR

OBJECTS:
UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA, with head office located at Rua União, nº. 765, sala 122, Mauá, State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 50.280.387/0001-55, hereinafter called UNIÃO TERMINAIS; and

LEXINGTON PARTICIPAÇÕES LTDA, with head office located at Rua Araújo Porto Alegre, 36, 4º andar, City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 09.469.509/0001-52, hereinafter called LEXINGTON.

PURPOSE:
Calculation of the Net Equity value of UNIÃO TERMINAIS and LEXINGTON at market price, in order to assess the applicability of Article 256, II, b), of Act no. 6.404/76 (Corporate Law), based on the acquisition of the totality of shares of UNIÃO TERMINAIS and LEXINGTON by TEQUIMAR.

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. was hired by TEQUIMAR and ULTRAPAR to calculate the Net Equity value of UNIÃO TERMINAIS and LEXINGTON at market price, and to assess the applicability of Article 256, II, b), of Act no. 6.404/76 (Corporate Law), based on the acquisition of these companies.

The technical procedures employed in this report are in accordance with criteria set forth by appraisal standards.

This report presents the market values of the companies’ assets and liabilities, used to adjust the book Net Equity of UNIÃO TERMINAIS and LEXINGTON by the assets approach.

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SUMMARY OF RESULTS

The tables below present an overview of the Net Equity value at market price of UNIÃO TERMINAIS and LEXINGTON, as of the base date of this report:

COMPANY: UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE ( THOUSAND REALS )
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	127,750	61,437	189,187
CURRENT ASSETS	18,256	(65)	18,190
Cash and banks	629	0	629
Financial investments	9,874	0	9,874
Accounts receivable	3,349	0	3,349
Inventories	176	0	176
Deferred income tax and social contribution	1,207	0	1,207
Taxes recoverable	1,371	0	1,371
Prepaid expenses	513	(65)	447
Accounts receivable from subsidiary companies	783	0	783
Other accounts receivable	354	0	354
LONG-TERM ASSETS	1,282	0	1,282
Deferred income tax and social contribution	251	0	251
Taxes recoverable	148	0	148
Judicial deposits	750	0	750
Accounts receivable	133	0	133
PERMANENT ASSETS	108,211	61,503	169,714
Investments	8	(8)	(0)
Others	8	(8)	(0)
Fixed assets	106,170	62,007	168,177
Equipment and installations	58,463	50,237	108,699
Buildings and construction	31,234	(92)	31,142
Land	10,389	11,863	22,252
Leasehold improvements	0	0	0
Work in progress/Advance to suppliers	4,420	0	4,420
Others	1,663	0	1,663
Deferred assets	1,831	(496)	1,335
Intangible assets	203	0	203

COMPANY: UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE (THOUSANDS REALS)
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	127,750	61,437	189,187
CURRENT LIABILITIES	27,995	20,605	48,601
Loans	19,642	0	19,642
Suppliers	1,004	0	1,004
Wages and social charges	1,075	0	1,075
Profit and gain sharing	1,641	0	1,641
Income tax and social contributions payable	428	20,605	21,034
Tax Liabilities	2,817	0	2,817
Other accounts payable	1,387	0	1,387
LONG-TERM LIABILITIES	25,795	833	26,628
Loans	23,896	0	23,896
Other taxes and contributions	862	0	862
Other accounts payable	1,037	833	1,870
NET EQUITY	73,960	39,999	113,958
Capital stock	52,031	0	52,031
Capital reserves	192	0	192
Revenue reserves	13,213	0	13,213
Accumulated Profits/Deficit	8,522	0	8,522
Net Adjustment to Market Value		39,999

APSIS CONSULTORIA REPORT
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COMPANY: LEXINGTON PARTICIPAÇÕES LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE (THOUSANDS REALS)
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	8,501	13,181	21,682
CURRENT ASSETS	2,866	0	2,866
Cash and banks	869	0	869
Accounts receivable from subsidiary companies	445	0	445
Proposed dividends receivable	1,552	0	1,552
LONG-TERM ASSETS	0	0	0
PERMANENT ASSETS	5,635	13,181	18,816
Investments	5,635	13,181	18,816
União/Vopak Armazens Gerais Ltds. 50%	5,635	13,181	18,816

TOTAL LIABILITIES	8,501	13,181	21,682
CURRENT LIABILITIES	14	0	14
LONG-TERM LIABILITIES	0	0	0
NET EQUITY	8,487	13,181	21,668
Capital stock	8,033	0	8,033
Profit reserves	23	0	23
Accumulated profit	431	0	431
Net Adjustment to Market Value		13,181

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1. INTRODUCTION	6
2. PRINCIPLES AND QUALIFICATIONS	7
3. RESPONSIBILITY LIMITS	8
4. APPRAISAL OF UNIÃO TERMINAIS AND LEXINGTON	9
4.1. METHODOLOGY USED	9
4.2. PROFILING OF UNIAO TERMINAIS	10
4.3. PROFILING OF LEXINGTON	13
4.4. APPRAISAL OF NET EQUITY VALUE AT MARKET PRICE PER SHARE	14
5. CONCLUSION	24
6. LIST OF ATTACHMENTS	25

APSIS CONSULTORIA REPORT
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1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda hereinafter called APSIS, with head office located at Rua São José, nº. 90, grupo 1.802, in the City of Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.281.922/0001-70, was hired by TEQUIMAR and ULTRAPAR to calculate the Net Equity value of UNIÃO TERMINAIS and LEXINGTON at market price, and to assess the applicability of Article 256, II, b), of Act no. 6.404/76 (Corporate Law), based on the acquisition of these companies.

In preparing this report, data and information supplied by third parties were used, in the form of documents and verbal interview with clients. The estimates used in this process are based on documents and information, which include, among others, the following:

▪	Bylaws or Articles of Incorporation of the companies;
▪	Financial statements of the group’s companies;
▪	Organization chart and corporate holdings;
▪	List of assets from permanent assets;
▪	Set of architectural plans; and
▪	Area charts.

Inspection of the terminals was carried out between June and July, 2008.

The APSIS team responsible for the coordination and performance of this work consists of the following professionals:

▪	AMILCAR DE CASTRO
project manager

▪	ANA CRISTINA FRANÇA DE SOUZA
civil engineer
post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)

▪	CESAR DE FREITAS SILVESTRE
accountant (CRC/RJ 044779/O-3)

▪	CLAUDIO MARÇAL DE FREITAS
accountant (CRC/RJ 55029/O-1)

▪	FLAVIO LUIZ PEREIRA
accountant (CRC/RJ 022016-O-9)

▪	LUIZ PAULO CESAR SILVEIRA
mechanical engineer
master of business management (CREA/RJ 89.1.00165-1)

▪	MARCELO UNFER PARABONI
business manager
post-graduated in financial management (CRA/RJ 20-47.164-6)

▪	MARGARETH GUIZAN DA SILVA OLIVEIRA
civil engineer (CREA/RJ 91.1.03035-3)

▪	RICARDO DUARTE CARNEIRO MONTEIRO
civil engineer
post-graduated in economic engineering (CREA/RJ 30137-D)

▪	SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

▪	WASHINGTON FERREIRA BRAGA
accountant (CRC/RJ 024100-6 / CVM 6734)

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2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

▪	The consultants and appraisers have no personal bias towards the subject matter involved in this report nor derive any advantage from it.

▪	The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

▪	The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

▪	In this report, one assumes that the information received from third parties is correct, and the sources thereof are contained in said report.

▪	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

▪
APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise their honorable functions, primarily established in the appropriate laws, codes or regulations.

▪
For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

▪
This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

▪	The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

▪
APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report or their respective controllers or in the operation to which the "Protocol and Justification" refer, there being not relevant circumstance, which may characterize conflict or communion of interests, whether potential or current, to the issuance of this Appraisal Report.

▪
In the course of our work, the controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

▪
The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy ad of the Legal Institute of Engineering.

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3.	RESPONSIBILITY LIMITS

▪
In the preparation of this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore,  APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

▪
Our work was developed for use by the applicants aiming at the already described objectives. It may, thus, be disclosed as part of the documents related to the corporate reorganization of TEQUIMAR, with the mention of this work in related publications being authorized, and it may further be filed at CVM and in the American Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

▪	We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading may not be extracted.

▪	The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

▪
We do not take responsibility for occasional losses to the applicants or to their shareholders, directors, creditors or other parties as a result of the use of data and information supplied by the company and set forth in this report.

▪
The analyses and conclusions contained herein are based on several premises, held on this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any prediction or estimate contained in this report.

▪	This appraisal does not reflect events and their respective impact, having occurred after the date of issue of this report.

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4.	APPRAISAL OF UNIÃO TERMINAIS AND LEXINGTON

4.1.	METHODOLOGY USED

ASSETS APPROACH – NET EQUITY VALUE AT MARKET PRICE

This methodology derives from generally accepted accounting principles (PCGA), where financial statements are prepared based on the principle of historic or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the objective of the appraisal.

The appraisal of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to its respective fair market value. The assets and liabilities deemed relevant are assessed by their fair market value, with a comparison being made between this value and the book value (net balance).

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4.2.	PROFILING OF UNIAO TERMINAIS

 Founded in December, 1978,  UNIÃO TERMINAIS is a wholly owned company of Unipar - União de Indústrias Petroquímicas S/A. In the capacity of Port Operator, UNIÃO TERMINAIS provides services of storage and transportation of liquid bulk in general,  in its own Terminals in Santos and Rio de Janeiro.

All Terminals operate under the General Warehousing system, with all storage tanks bonded and interconnected to Siscomex (Integrated Foreign Trade System).  Starting from November 04, 2002, the Santos Terminal was granted authorization by the Secretariat of Federal Revenues to operate under a Bonded Warehouse System. The terminals of UNIÃO TERMINAIS were built according to applicable Technical Standards and have all the licenses required towards the performance of their activities, being an integrating company of the Chemicals Distribution Institute - Terminals (CDI-T) since November, 2004, by way of their Santos Terminal.

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SANTOS TERMINAL

Located in the district of Alemoa, of easy access, alongside Anchieta Highway, the Terminal comprises a 102.000m³ tank storage park allocated to 115 tanks of various sizes, made of carbon steel, with or without lining, as well as of inox stainless steel, on property land measuring 89.000m². It is authorized and qualified to operate with inflammable and non-inflammable products.

The Terminal is connected to the Alemoa pier by an eight-line pipeline, three of which being Ø 8” carbon steel lines, three being Ø 8" inox stainless steel lines and two being  Ø 10" 316L inox stainless steel lines, and it has an efficient pumping system.

It comprises three mooring berths with enough draft to operate vessels of up to 60.000 TDW. The loading and unloading facilities for tank trucks allow for a simultaneous operation of up to twenty-eight trucks.

In the railway segment, the Terminal is provided with facilities which allow for loading and unloading operations of up to six simultaneous railway cars. In addition, the Terminal has two electronic scales for the weighing of tank trucks, one of which having a 60-ton capacity and the other having an 80-ton capacity, the latter being capable of operating with “bi-train” trucks.

The Terminal comprises residual water and gas treatment systems for all tanks, as well as its own laboratory and a specialized quality-control team for: products, tank cleaning and release, lines and equipment.  It comprises circulation areas, electronic highway scales, maneuver rooms, a system for transferring products between tanks, a fire fighting system, tank and line inertization systems and an environmental protection system, such as: a high-level alarm, closed-circuit operations, among others.

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RIO TERMINAL

Located in the district of Caju, within the organized port area, it comprises a 17.000m³ tank storage park with twenty-four 1.000, 500 and 300m³ carbon steel tanks.

The Terminal is connected to the Caju pier by four lines and has enough draft to operate vessels of up to 50.000 TDW. The Terminal facilities allow for simultaneous ship, truck and railway car loading and unloading operations, as well as for transfers between tanks.

The Terminal offers operational facilities, such as: fire fighting and environmental protection systems, electronic highway scales and computerized management controls.

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4.3.	PROFILING OF LEXINGTON

 Lexington is a holding company, with no operational activities. The operating assets of Lexington are concentrated in the company UNIÃO VOPAK ARMAZÉNS GERAIS LTDA, of which it holds 50% interest.

UNIÃO VOPAK

UNIÃO VOPAK, a 50% Lexington and 50% Vopak company, is located in the district of Rocio, in the city of Paranaguá, within the organized port area. It comprises a 60.000m³ tank storage park with 25 carbon steel tanks of various sizes.

The Terminal is connected to the Liquid Bulk pier of the Port of Paranaguá by three lines and has enough draft to operate vessels of up to 40.000 TDW. The Terminal facilities allow for simultaneous ship, truck and railway car loading and unloading operations, as well as for transfers between tanks. The Terminal offers operational facilities, such as: fire fighting and environmental protection systems, electronic highway scales and computerized management controls, which have conferred the Terminal with the ISO 9001 certificate.

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4.4.	APPRAISAL OF NET EQUITY VALUE AT MARKET PRICE PER SHARE

APPRAISAL OF UNIÃO TERMINAIS AND LEXINGTON

This report adopted the assets approach to assess the Net Equity values at market price of the companies UNIÃO TERMINAIS and LEXINGTON. In this approach, relevant assets and liabilities were appraised so as to reflect their fair market values.

APPRAISAL OF FIXED ASSETS

The assets that integrate the property, plant and equipment relative to the accounts of land, buildings/construction, equipment/installations and works in progress, are of the greatest relevance within the group of operating assets of UNIÃO TERMINAIS and UNIÃO VOPAK, operational subsidiary of LEXINGTON. The appraisal of these assets can be found in Appraisal Report RJ-0284/08-03 (Santos Terminal), 04 (Caju Terminal) and 05 (Paranaguá Terminal), and is summarized on the table at the side. It is worth to point out here that the market values of the assets listed in report RJ-0284/08-04 (Caju Terminal) have been restated in a conservative manner, taking into account the end of the grant period contemplated in the contract entered into with CIA DOCAS DO RIO DE JANEIRO.

UNIÃO VOPAK

amounts in R$ thousand
FIXED ASSETS	MARKET
Equipment and Installations	36,846
Buildings and Construction	6,068
Land	2,524
Work in Progress/Advance to Supplies	729
Others	224
TOTAL	46,391

UNIÃO TERMINAIS

amounts in R$ thousand
FIXED ASSETS	MARKET
Equipment and installations	108,699
Buildings and construction	31,142
Land	22,252
Work in progress/Advance to supplies	4,420
Others	1,663
TOTAL	168,177

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For other assets and liabilities of UNIÃO TERMINAIS and LEXINGTON, the criteria detailed further in this Chapter were adopted, as shown in the calculations spreadsheets of Attachment 1.

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GENERAL APPRAISAL CRITERIA OF NET EQUITY AT MARKET PRICE

This report was prepared to comply with the provisions of Article 256, II, b) of Corporate Law, according to the criteria listed below,  within the scope of the acquisition process of UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA. and LEXINGTON PARTICIPAÇÕES LTDA. and its subsidiary company UNIÃO/VOPAK ARMAZÉNS GERAIS LTDA.

The table below presents the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
GENERAL	Accounts with a value of less than R$30 thousand reals were not analyzed; the book value was maintained, with the exception of those that were consolidated in a specific group.	Market value identical to book value, for being close to the fair value.
Cash, banks and financial investments.
Highly liquid assets, with book values equal or very close to market value
Financial investments are remunerated by way of CDI (Interbanking Deposit Certificate)-based rates, with variable terms and due dates, and can be redeemed at any time.
Market value identical to book value, for being close to the fair value.
Accounts Receivable	Represented by trade bills receivable from clients, net of allowance for doubtful accounts.	Appraised, when applicable, by the value receivable, net of built-in interest on the sale price.
Accounts receivable from Associated Companies (Current and Long-Term Assets)	Values receivable from associated companies.	Market value identical to book value.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Inventories	Represented by consumption and warehouse materials.	Market value identical to book value, for being close to the fair value.
Deferred Income Tax and Social Contribution (Current and Long-Term Assets).
Tax credits, restated by SELIC (Brazilian base rate), not subject to prescription periods, resulting from tax losses, negative bases, among others, substantiated in the continuity of the profitability of transactions and recognized to amount at which its realization may be considered probable.
Market value identical to book value, for being close to the fair value.
Taxes Recoverable (Current and Long-Term Assets)
Represented by the following tax credits, very close to taxes and contributions due in the short term:

• ICMS (a Provisional Value Added Tax)

• PIS E COFINS (Social Participation Program and Contribution to Social Security Financing)

• IRRF (Income Tax Deductible at Source)

• Early IR (Income Tax) and CS (Social Contribution)

• Others

Book value maintained, having in view that the balance is substantially represented by ICMS recoverable credits with fully expected recovery.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Expenses of following fiscal years	Substantially represented by: • Insurance • Tax Expenses	The value corresponding to tax expenses was canceled. Expenses with insurance were maintained by the book value, as, in the event of early termination, they are subject to prorated recovery.
Dividends receivable	Represented by dividends receivable from the wholly-owned company UNIÃO/VOPAK.	Market value identical to book value.
Other accounts receivable	Substantially represented by advances to staff and other accounts receivable.	Market value identical to book value.
Judicial Deposits	Represented by the net balance of judicial deposits reclassified against provisions for contingencies.	Market value identical to book value, for being close to the fair value.
Relevant Investments	Represented by investments in UNIÃO/VOPAK ARMAZENS GERAIS LTDA., appraised through the Net Equity Method of Accounting (MEP).	Book value adjusted by the net equity calculated on the basis of the wholly owned company’s adjustments at market value.
Other Investments	Other investments are represented by tax incentives.	The balance was canceled by collection uncertainties.
Fixed Assets: Land, buildings/facilities, machinery/equipment	Specific appraisal reports, as presented in chapter 4.	Market Value.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Works in Progress	Assets with book value close to market value.	Market value identical to book value, for being close to the fair value.
Advance to Suppliers Property, Plant and Equipment	Values to be incorporated to property, plant and equipment upon conclusion of projects.	Market value identical to book value, for being close to the fair value.
Deferred Assets	Expenses associated to installations in leased assets and other pre-operating expenses, net of corresponding amortizations.	Market value identical to book value. The balance corresponding to other pre-operating expenses was cancelled.
Intangible Assets	Represented by expenses with the development of systems and methods.	Market value identical to book value.
Loans (Current and Long-Term Liabilities)	Loans for the acquisition of Real Estate, Working Capital and others.
The majority of loans have their charges fixed on the basis of CDI (Interbanking Deposit Certificate) or TJLP (Long-Term Interest Rate) rates, for the case of specific loans taken from BNDES (Brazil's Economic Development Bank). There are no relevant restatements at market value.

Suppliers	Obligations with Suppliers with liquidation expected in a very short term.	Market value identical to book value, for being close to the fair value.

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Wages and social charges	Obligations of very short-term liquidation.	Market value identical to book value, for being close to the fair value.
Profit and Gain Sharing	Values payable to employees relative to gain sharing.	Market value identical to book value, for being close to the fair value.
Dividends Payable	Represented by proposed dividends to pay to controlling shareholders.	Market value identical to book value.
Income Tax and Social Contribution payable (Current and Long-Term Liabilities)	Represented by provision constituted on real profits, restated by IR (Income Tax) and CS (Social Contribution) calculated on the effects of increases and decreases in value.	Re-calculated on the basis of the effects produced by the Net Equity appraisal at market value.
Tax Liabilities and Other Taxes and Contributions (Current and Long-Term Liabilities)	Tax obligations payable were contemplated by the value due in full.	Market value identical to book value, for being close to the fair value.
Other Accounts Payable (Current and Long-Term Liabilities)	Substantially represented by the provision for contingencies net of corresponding judicial deposits.
Provisions for contingencies were restated, when applicable, for values calculated on the basis of possible contingencies, at the ratio of 50% of the amounts presented, having in view the uncertainty of success.

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NET EQUITY VALUE AT MARKET PRICE OF UNIÃO TERMINAIS

The table below presents the Net Equity value at Market Price of UNIÃO TERMINAIS as of the base date, with respective adjustments in the main accounts:

COMPANY: UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE ( THOUSAND REALS )
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	127,750	61,437	189,187
CURRENT ASSETS	18,256	(65)	18,190
Cash and banks	629	0	629
Financial investments	9,874	0	9,874
Accounts receivable	3,349	0	3,349
Inventories	176	0	176
Deferred income tax and social contribution	1,207	0	1,207
Taxes recoverable	1,371	0	1,371
Prepaid expenses	513	(65)	447
Accounts receivable from subsidiary companies	783	0	783
Other accounts receivable	354	0	354
LONG-TERM ASSETS	1,282	0	1,282
Deferred income tax and social contribution	251	0	251
Taxes recoverable	148	0	148
Judicial deposits	750	0	750
Accounts receivable	133	0	133
PERMANENT ASSETS	108,211	61,503	169,714
Investments	8	(8)	(0)
Others	8	(8)	(0)
Fixed assets	106,170	62,007	168,177
Equipment and installations	58,463	50,237	108,699
Buildings and construction	31,234	(92)	31,142
Land	10,389	11,863	22,252
Leasehold improvements	0	0	0
Work in progress/Advance to suppliers	4,420	0	4,420
Others	1,663	0	1,663
Deferred assets	1,831	(496)	1,335
Intangible assets	203	0	203

COMPANY: UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE (THOUSANDS REALS)
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	127,750	61,437	189,187
CURRENT LIABILITIES	27,995	20,605	48,601
Loans	19,642	0	19,642
Suppliers	1,004	0	1,004
Wages and social charges	1,075	0	1,075
Profit and gain sharing	1,641	0	1,641
Income tax and social contributions payable	428	20,605	21,034
Tax Liabilities	2,817	0	2,817
Other accounts payable	1,387	0	1,387
LONG-TERM LIABILITIES	25,795	833	26,628
Loans	23,896	0	23,896
Other taxes and contributions	862	0	862
Other accounts payable	1,037	833	1,870
NET EQUITY	73,960	39,999	113,958
Capital stock	52,031	0	52,031
Capital reserves	192	0	192
Revenue reserves	13,213	0	13,213
Accumulated Profits/Deficit	8,522	0	8,522
Net Adjustment to Market Value		39,999

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

VALUE OF THE SHARES OF UNIÃO TERMINAIS AS OF THE BASE DATE

260.157 Shares	VALUE PER SHARE

Net equity at market price	R$ 438,04

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

NET EQUITY VALUE AT MARKET PRICE OF LEXINGTON

The table below presents the Net Equity value at Market Price of LEXINGTON as of the base date, with respective adjustments in the main accounts:

COMPANY: LEXINGTON PARTICIPAÇÕES LTDA.
October 31, 2008.

RELEVANT ACCOUNTS	VALUE (THOUSANDS REALS)
	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	8,501	13,181	21,682
CURRENT ASSETS	2,866	0	2,866
Cash and banks	869	0	869
Accounts receivable from subsidiary companies	445	0	445
Proposed dividends receivable	1,552	0	1,552
LONG-TERM ASSETS	0	0	0
PERMANENT ASSETS	5,635	13,181	18,816
Investments	5,635	13,181	18,816
União/Vopak Armazens Gerais Ltds. 50%	5,635	13,181	18,816

TOTAL LIABILITIES	8,501	13,181	21,682
CURRENT LIABILITIES	14	0	14
LONG-TERM LIABILITIES	0	0	0
NET EQUITY	8,487	13,181	21,668
Capital stock	8,033	0	8,033
Profit reserves	23	0	23
Accumulated profit	431	0	431
Net Adjustment to Market Value		13,181

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

VALUE OF THE SHARES OF LEXINGTON AS OF THE BASE DATE

8.033.400 Shares	VALUE PER SHARE

Net equity at market price	R$ 2,70

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

5.	CONCLUSION

In the light of examinations conducted in the previously mentioned documents and on the basis of APSIS’ analyses, the experts concluded that the Net Equity values of UNIÃO TERMINAIS and LEXINGTON at market price, as of the base date of October 31, 2008, are:

UNIÃO TERMINAIS	R$ 113.958 thousand (one hundred and thirteen million, nine hundred and fifty-eight thousand reals) or approximately R$ 438,04 (four hundred and thirty-eight reals and four centavos) per share.
LEXINGTON	R$ 21.668 thousand (twenty-one million, six hundred and sixty-eight thousand reals) or approximately R$ 2,70 (two reals and seventy centavos) per share.

Report RJ-0284/08-01A being concluded, consisting of 25 (twenty-five) pages typed on one side and 02 (two) attachments and extracted in 05 (five) original counterparts, APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in the appraisal of assets, legally represented below by its directors, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, November 27, 2008.

ANA CRISTINA FRANÇA DE SOUZA Managing Partner	LUIZ PAULO CESAR SILVEIRA Director	CÉSAR DE FREITAS SILVESTRE Accountant

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

6.	LIST OF ATTACHMENTS

1.	APPRAISAL CALCULATIONS AND SUPPORT DOCUMENTS

2.	GLOSSARY AND APSIS’ PROFILE

SÃO PAULO – SP Alameda Franca, nº 1467/44 Jardim Paulista, CEP: 01422-0001 Tel.: + 55 11 3061.5879 Fax: + 55 11 5041.8206	RIO DE JANEIRO – RJ Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA REPORT
RJ-0284/08-01A

ATTACHMENT 1

COMPANY:	UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA.
October 31, 2008.

RELEVANT	VALUE (THOUSAND REALS)
ACCOUNTS	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	127,750	61,437	189,187
CURRENT ASSETS	18,256	(65)	18,190
Cash and banks	629	0	629
Financial investments	9,874	0	9,874
Accounts receivable	3,349	0	3,349
Inventories	176	0	176
Deferred income tax and social contribution	1,207	0	1,207
Taxes recoverable	1,371	0	1,371
Prepaid expenses	513	(65)	447
Accounts receivable from subsidiary companies	783	0	783
Other accounts receivable	354	0	354
LONG-TERM ASSETS	1,282	0	1,282
Deferred income tax and social contribution	251	0	251
Taxes recoverable	148	0	148
Judicial deposits	750	0	750
Accounts receivable	133	0	133
PERMANENT ASSETS	108,211	61,503	169,714
Investments	8	(8)	(0)
Others	8	(8)	(0)
Fixed assets	106,170	62,007	168,177
Equipment and installations	58,463	50,237	108,699
Buildings and construction	31,234	(92)	31,142
Land	10,389	11,863	22,252
Work in progress/Advance to suppliers	4,420	0	4,420
Others	1,663	0	1,663
Deferred assets	1,831	(496)	1,335
Intangible assets	203	0	203
			0
TOTAL LIABILITIES	127,750	61,437	189,187
CURRENT LIABILITIES	27,995	20,605	48,601
Loans	19,642	0	19,642
Suppliers	1,004	0	1,004
Wages and social charges	1,075	0	1,075
Profit and gain sharing	1,641	0	1,641
Income tax and social contributions payable	428	20,605	21,034
Tax liabilities	2,817	0	2,817
Other accounts payable	1,387	0	1,387
LONG-TERM LIABILITIES	25,795	833	26,628
Loans	23,896	0	23,896
Other taxes and contributions	862	0	862
Other accounts payable	1,037	833	1,870
NET EQUITY	73,960	39,999	113,958
Capital stock	52,031	0	52,031
Capital reserves	192	0	192
Revenue reserves	13,213	0	13,213
Accumulated Profits/Deficit	8,522	0	8,522
Net Adjustment to Market Value		39,999

COMPANY: LEXINGTON PARTICIPAÇÕES LTDA.
October 31, 2008.

RELEVANT		VALUE (THOUSAND REALS)
ACCOUNTS		BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS		8,501	13,181	21,682
CURRENT ASSETS		2,866	0	2,866
Cash and banks		869	0	869
Accounts receivable from subsidiary companies		445	0	445
Proposed dividends receivable		1,552	0	1,552
LONG-TERM ASSETS		0	0	0
PERMANENT ASSETS		5,635	13,181	18,816
Investments		5,635	13,181	18,816
União/Vopak Armazens Gerais Ltda.	50%	5,635	13,181	18,816

TOTAL LIABILITIES		8,501	13,181	21,682
CURRENT LIABILITIES		14	0	14
LONG-TERM LIABILITIES		0	0	0
NET EQUITY		8,487	13,181	21,668
Capital stock		8,033	0	8,033
Profit reserves		23	0	23
Accumulated profit		431	0	431
Net Adjustment to Market Value			13,181

COMPANY: UNIÃO/VOPAK ARMAZENS GERAIS LTDA.
October 31, 2008.

RELEVANT	VALUE (THOUSAND REALS)
ACCOUNTS	BOOK	ADJUSTMENT	MARKET
TOTAL ASSETS	17,136	39,944	57,079
CURRENT ASSETS	4,731	(14)	4,717
Cash and banks	30	0	30
Financial investments	3,307	0	3,307
Accounts receivable	1,022	0	1,022
Deferred income tax and social contribution	99	0	99
Taxes recoverable	49	0	49
Prepaid expenses	178	(14)	164
Other accounts receivable	45	0	45
LONG-TERM ASSETS	170	0	170
Taxes recoverable	15	0	15
Judicial deposits	155	0	155
PERMANENT ASSETS	12,234	39,958	52,192
Investments	58	(58)	0
Others	58	(58)	0
Fixed assets	6,226	40,165	46,391
Equipment and Installations	2,623	34,222	36,846
Buildings and Construction	411	5,657	6,068
Land	2,238	286	2,524
Work in Progress/Advance to Suppliers	729	0	729
Others	224	0	224
Deferred assets	5,829	(150)	5,679
Intangible assets	122	0	122

TOTAL LIABILITIES	17,136	39,944	57,079
CURRENT LIABILITIES	5,466	13,581	19,047
Loans	657	0	657
Suppliers	121	0	121
Profit and gain sharing	293	0	293
Income Tax and social contributions payable	816	13,581	14,397
Dividends payable	3,104	0	3,104
Tax liabilities	270	0	270
Other accounts payable	205	0	205
LONG-TERM LIABILITIES	400	0	400
Loans	400	0	400
NET EQUITY	11,269	26,363	37,632
Capital stock	7,347	0	7,347
Capital reserves	92	0	92
Profit reserves	1,025	0	1,025
Accmulated profits	2,805	0	2,805
Net Adjustment to Market Value		26,363

ATTACHMENT 2

GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model -model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing
1

Value and were calculated through equipment’s manual analysis and the repairing maintenance expertise of APSIS’ technicians.

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

2

NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Apsis Report – appraisal of net equity value at market price per share of União Terminais and Lexington)